Note 1.   Nature of Business and Significant Accounting Policies

Cabrera Capital Markets, Inc., was incorporated in the State of Illinois on April 24, 2003. In May of 2007 Cabrera Capital Markets, Inc. assigned all assets and liabilities to the limited liability company Cabrera Capital Markets, LLC, (the Company). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also registered with the National Futures Association, as an introducing broker. The Company's principal business includes the sale of securities and participation and management in underwritings.

As of December 31, 2015, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker. The clearing broker-dealer maintains all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

The Company should continue in existence in perpetuity unless its existence is sooner terminated pursuant to the operating agreement.

A summary of the Company's significant accounting policies follows:

The Company follows generally accepted accounting principles (GAAP) established by the Financial Accounting Standards Board (FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's estimate regarding the carrying value of its receivable from affiliate (Note 9) is a significant estimate and due to the uncertainty of future events this estimate could change materially in the near term.

Commissions and fees receivables: These receivables represent investment banking fees earned, but not yet received and are carried at original invoice amount less an estimate made for doubtful accounts based on a review of all outstanding amounts on a periodic basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received. At December 31, 2015, there was no allowance for doubtful accounts.

Securities and derivative transactions: Securities and derivative transactions are recorded on trade date and recorded at fair value in accordance with GAAP. Gains or losses are recorded in trading gains, net.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as receivable from or payable to clearing broker on the statement of financial condition.

Customers' securities are recorded on settlement date with related income and expenses recorded on a trade date basis.

Note 1.   Nature of Business and Significant Accounting Policies (Concluded)

Certificates of deposit: The certificates of deposit are valued at fair value by discounting the related cash flows based on current yields of similar investments with comparable durations considering credit worthiness of the issuer. These instruments have variable interest rates and maturities and collateralize the Company's letters of credit.

Furniture, equipment and leasehold improvements: Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization, and depreciated or amortized using the straight-line method over the estimated useful lives of the assets or, in the case of leasehold improvements, the lease term if shorter.

Underwriting transactions: Underwriting revenues include gains, losses, and fees arising from securities offerings in which the Company acts as underwriter or agent. Underwriting revenues additionally include investment banking management fees. Underwriting revenues are recorded on the trade date or, in certain circumstances, at the time the transaction is priced and income is reasonably determinable. Advisory fees and financial advisory fees for underwriting transactions are recognized as earned.

Underwriting expenses include closing costs and other expenses incurred by the Company associated with underwriting transactions and other investment banking services. These costs consist primarily of bond counsel fees, bond insurance expense, ratings service fees and other clearing fees. Underwriting expenses are recorded at the time the related underwriting revenues are recognized and included in the statement of operations.

Translation of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Income and expense items are translated at the exchange rate on the date of the respective transaction. Gains and losses from foreign currency translation are recorded in trading gains, net.

Income taxes: Under the provisions of the Internal Revenue Code, the Company is treated as a partnership and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

Note 2.   Company Operations

The volatility of the municipal and corporate capital markets impacts certain of the Company's operations. Management is taking actions to ensure that the Company continues to meet its capital needs and fund operations, including cost reductions and proceeding with capital raising activities (see Note 8). Management believes these steps will be sufficient for the Company to meet its near-term capital and operating needs.

Note 3.   Receivable from Clearing Broker

At December 31, 2015, receivable from clearing broker is comprised of the following:

Cash	$	123,582
Guarantee deposit		350,000
	$	473,582

Note 4.   Assets and Liabilities Reported at Fair Value

As described in Note 1, the Company records its investments at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Investments in securities traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. U.S. Government obligations are valued using quoted market prices. Fair value of exchange-traded derivative contracts is based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

At December 31, 2015, the Company had no assets or liabilities that were measured at fair value using the fair value hierarchy.

The Company assesses the levels of assets and liabilities measured at fair value at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There was no transfer among Levels 1, 2, and 3 during the year ended December 31, 2015.

The Company had no Level 3 assets or liabilities at December 31, 2015 and for the year ended December 31, 2015.

Substantially all of the Company's other assets and liabilities, except for furniture, equipment and leasehold improvements, are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 5.   Derivative Instruments

Expanded disclosure of derivative instruments is presented to provide the user of the financial statements with an enhanced understanding of the use of such instruments, and how derivative and hedging activities affect financial position, performance, and cash flows.

The Company's derivative activities are limited to financial futures contracts. These derivative contracts are recorded on the statement of financial condition as receivable from clearing broker measured at fair value and the related unrealized gain or loss associated with these derivatives is recorded in trading gains, net on the statement of operations. As of December 31, 2015, the Company was not holding any derivative financial instruments. For the year ended December 31, 2015, derivative contracts bought and sold by the Company totaled 278. The Company has considered counterparty credit risk related to all its derivative instruments and does not deem any counterparty credit risk material at this time.

Note 6.   Furniture, Equipment and Leasehold Improvements

At December 31, 2015, furniture, equipment and leasehold improvements consist of:

Furniture and fixtures	$ 134,417
Computer software	16,395
Computer hardware	13,203
Leasehold improvements	338,694
	502,709
Accumulated depreciation and amortization	(475,954)
	$ 26,755

Computer software	16,395
Computer hardware	13,203
Leasehold improvements	338,694
	502,709
Accumulated depreciation and amortization	(475,954)
	$ 26,755

Note 7.   Liabilities Subordinated to Claims of General Creditors

In August 2011, the Company entered into a subordinated loan agreement with the A.R. Tony and Maria J. Sanchez Family Foundation for $500,000 at a stated annual interest rate of 9 percent and due February 17, 2014. In April 2014, the parties entered into a new subordinated loan agreement to refinance $325,000 of the original $500,000 loan at a stated annual interest rate of 9 percent and due April 29, 2015. In April 2015, the parties entered into an amendment extending the maturity date to April 29, 2016.

In December 2011, the Company entered into a subordinated loan agreement with Rustic Canyon Fontis Partners, LP for $1,000,000 at a stated annual interest rate of 10 percent and due December 30, 2012. In November 2014, the parties entered into a new subordinated loan agreement for $1,000,000 at a stated annual interest rate of 10 percent and due November 24, 2017.

The subordinated borrowings are available in computing net capital. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 8.   Members' Equity

Members' equity consists of four classes of members, Common Unit Holders, Series A Preferred Unit Holders, Series B Preferred Unit Holders and Series C Preferred Unit Holders.

Under the terms of the operating agreement, each Series A Preferred Unit Holder is entitled to an 8 percent cumulative annual return on the amount of such Series A Preferred Unit Holder's Adjusted Capital Contribution, as defined. The Company does not owe any cumulative annual return to the Series A Preferred Unit Holder as of December 31, 2015.

On October 2, 2012, the Company amended its operating agreement and also entered into a Redemption and Release Agreement that contemplates the repurchase of an amount of Series A Preferred Units. The amended operating agreement authorized the creation of the Series B Preferred Units under which the Company was raising capital. Terms of the Series B Preferred Units include an 8% cumulative annual return (compounded annually) on the amount of such Series B Preferred Unit Holder's Adjusted Capital Contribution, as defined, from the dates such Series B Preferred Unit Holders Capital Contributions were contributed to the Company to the date as of which such calculation is being made. During the year ended December 31, 2013, the Company raised $1,100,000 of Series B Preferred Units. An amount of capital raised under the Series B Units was intended to be used to redeem the Series A Preferred Units at an amount equal to $2,250,000. The redemption of the Series A Preferred Units was contingent upon sufficient Series B Unit capital being raised. Upon the redemption of the Series A Preferred Units, the provisions of the Company's amended operating agreement will be effective.   As of December 31, 2015, the Company has not raised sufficient capital to redeem the Series A Preferred Units. As of December 31, 2015, the total amount of preferred return due to the Series B Preferred Unit Holders amounted to $605,069.

On July 31, 2014, the Company amended its operating agreement authorizing the issuance of Series C Preferred Units in the amount of $885,480. Terms of the Series C Preferred Unit include a 12% cumulative, annual return (compounded annually) on the amount of such Unit Holder's Adjusted Capital Contribution, as defined, from the date such contribution was contributed to Company to the date as of which such calculation is made. During the year ended December 31, 2015, the Company raised $2,665,870 under the Series C terms and conditions. As of December 31, 2015, the total amount of preferred return due to the Series C Unit Holders amounts to $137,099. In accordance with the terms of this amendment to the operating agreement, the previous operating agreement is amended to provide for distributions as follows:

- First, 100% to the Series C Preferred Unit Holders until the Series C Preferred Unit Holders have received distributions equal to 50% of the Series C Unit Holders accrued but unpaid Series C Preferred Return as of the record date of such distribution;
- Second, 100% to the Series C Preferred Unit Holders until the Series C Preferred Unit Holders' Adjusted Capital Contribution is reduced to $225,000;
- Third, on a pari passu and pro rata basis to (i) the Series B Preferred Unit Holders in proportion to their accrued but unpaid Preferred Return as of the record date of such distribution and (ii) to the Series C Preferred Unit Holder until each Series B Preferred Unit Holder has received distributions equal to such Series B Preferred Unit Holder's accrued but unpaid Preferred Return as of the record date of such distribution and the Series C Preferred Unit Holder has received the remaining 50% of its accrued but unpaid Series C Preferred Return due as of the record date of such distribution;

Note 8.   Members' Equity (concluded)

- Fourth, 100% to the Series A Preferred Unit Holders pro rata based on each Series A Preferred Unit Holder's Adjusted Capital Contribution until it is reduced to zero;
- Fifth, 100% on a pari passu and pro rata basis to (i) to the Series B Preferred Unit Holders pro rata based on each Series B Preferred Unit Holder's Adjusted Capital Contribution, until each Series B Preferred Unit Holder's Adjusted Capital is reduced to zero and (ii) to the Series C Preferred Unit Holders until the Series C Preferred Unit Holder's Adjusted Capital Contribution is reduced to zero.
- Thereafter, to the holders of Series A Preferred Units and Common Units pro rata based on each Unit Holder's Company Percentage Interest as of the record date to make such distribution.

Note 9.   Related-Party Transactions

At December 31, 2015, receivables from affiliate consists of amounts due from Cabrera Capital Partners, LLC, an entity affiliated through common ownership, and Cabrera Capital Inc., a member of the Company. The amount due represents certain organization and operating expenses paid by the Company on behalf of Cabrera Capital Partners, LLC and Cabrera Capital Inc.. The Company has not recorded a valuation allowance for this receivable. The value of the receivable may be subject to change in the future. This receivable is unsecured, non-interest bearing, and has no maturity date.

Cabrera Capital Partners, LLC	$	1,121,000
Cabrera Capital Inc.		73,000
	$	1,194,000

Note 10.   Benefit Plan

The Company maintains a defined contribution and profit sharing plan for qualified employees. The Company may elect to make discretionary profit sharing contributions based upon pro rata compensation of all benefiting participants

Note 11.   Commitments, Contingencies and Indemnifications

In the normal course of business, the Company enters into delayed delivery and underwriting commitments. Transactions relating to such commitments that were open as of December 31, 2015, and were subsequently settled had no material effect on the financial statements as of that date.

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

Note 11.   Commitments, Contingencies and Indemnifications (Concluded)

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

Note 12.   Lease Agreements

The Company occupies its offices under leases which expire through August 31, 2020. Aggregate annual rentals, excluding escalation charges, other operating costs, and minimum sublease income due in the future under noncancelable subleases, are approximately as follows:

	Minimum Commitment	Sublease Commitment	Net Commitment
Years ending December 31:			
2016	$ 882,283	$ 485,955	$ 396,328
2017	902,844	485,955	416,889
2018	582,807	213,280	369,527
2019	346,718	-	346,718
2020	233,579	-	233,579
	$ 2,948,231	$ 1,185,190	$ 1,763,041

In connection with various leases, the Company has delivered irrevocable letters of credit to landlords totaling $141,290. These letters of credit, which expire at various dates through December 2016, are collateralized by the Company's certificates of deposit. The letters of credit automatically renew for periods of one year not to exceed the expiration of the corresponding lease unless the Company makes notification that they elect not to renew the letter of credit.

Note 13.   Off-Balance-Sheet Risk and Concentration of Credit Risk

Market risk: The Company buys from and sells to customers fixed income securities primarily on a principal basis, and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering into offsetting positions when appropriate.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Note 13. **Off-Balance-Sheet Risk and Concentration of Credit Risk (Concluded)**

In addition, the Company sells securities it does not currently own and will, therefore, be obligated to purchase such securities at a future date. As of December 31, 2015, the Company does not have any securities sold, not yet purchased.

Customer activities: In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. As such, the Company guarantees to the respective brokers its customers' performance under these contracts. The Company could be exposed to off-balance-sheet risk should either the customer or the broker fail to fulfil its contracted obligation, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain.

Concentration of credit risk: The Company has entered into an agreement with other broker-dealers that will execute and clear securities transactions for the Company on a fully disclosed basis. As of December 31, 2015, the Company has $350,000 on deposit with the clearing broker-dealers as collateral for the Company's performance under the agreements.

Additionally, the Company enters into various transactions with broker-dealers and other financial institutions. In the event these counterparties do not fulfil their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company also maintains deposit accounts at a bank that at times exceed federally insured limits. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The ongoing operations of the Company are economically dependent on its ability to enter into contracts with other parties.

Note 14. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the Company to maintain "net capital" equivalent to $100,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17, which requires the Company to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person. The Company's minimum net capital requirement is the greater of the requirement under Rule 15c3-1 or Regulation 1.17. At December 31, 2015, the Company's net capital of $1,612,303, which was $1,512,303 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.45 to 1.

Note 15. **Subsequent Events**

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued.